LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2020	rlipsher@luselaw.com

August 10, 2015

VIA EDGAR

Mr. Dietrich King

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cincinnati Bancorp (previously CF Bancorp)

Registration Statement on Form S-1

File No. 333-202657

Dear Mr. King:

On behalf of Cincinnati Bancorp (previously CF Bancorp) (the “Company”), and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). The Amended S-1 has been blacklined to reflect changes from Pre-Effective Amendment No. 2 as filed on July 21, 2015. The Amended S-1 reflects an upward adjustment in the appraisal valuation for the Company, as determined by the appraiser based upon discussions with the banking regulators, as well as certain other changes made in response to comments issued by the Federal Reserve Board.

By separate correspondence, the Company and its marketing agent will be requesting acceleration of the effective date of the registration statement to Wednesday, August 12, 2015 at 4:30 p.m., or as soon thereafter as practicable.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Mr. Dietrich King

Securities and Exchange Commission

August 10, 2015

Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2020 or Kip Weissman at (202) 274-2029.

Sincerely,

/s/ Robert I. Lipsher

Robert I. Lipsher

Enclosures

cc:	Joseph V. Bunke, President, Cincinnati Bancorp
Christopher Dunham, Esq., SEC Staff Attorney
David Irving, SEC Staff Accountant
Gus Rodriguez, Accounting Branch Chief
Craig Liechty, BKD, LLP
Kip A. Weissman, Esq.